EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE
(In thousands, except share data)
(Unaudited)

	Three Months Ended
	June 30,
	2010	2009
Earnings per common share — basic
Net income	$(2,491)	$694
Less: CPP Preferred Dividends	237	237
Dividends paid and undistributed earnings allocated to participating securities	(22)	3

Net Income Available to Common Shareholders	$(2,706)	$454

Weighted average common shares outstanding	2,482,740	2,470,072

Earnings per common share	$(1.09)	$0.18

Earnings per common share — diluted
Net income	$(2,491)	$694
Less: CPP Preferred Dividends	237	237
Dividends paid and undistributed earnings allocated to participating securities	(22)	3

Net Income Available to Common Shareholders	$(2,706)	$454

Weighted average common shares outstanding — basic	2,482,740	2,470,072
Effect of dilutive securities — stock options and unvested restricted stock (1)	10,290	—

Weighted average shares outstanding — diluted	2,493,030	2,470,072

Earnings per common share	$(1.09)	$0.18

(1)	As of June 30, 2010, there were no potentially dilutive shares except for 10,290 unvested restricted shares which are also participating securities.